Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 DEC -9 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

8th December 2003

Securities and Exchang
Office of International C
Division of Corporation I
450 Fifth Street, N. W.
Washington, D.C. 2054
United States of America

03045098

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the incorporation of a new subsidiary named Sime Darby Motor Group (NZ) Limited - released on 8th December 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 12/17

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

Ref : cl/SC

Form Version 2.0

General Announcement

Submitted by S DARBY on 08-12-2003 05:25:43 PM
Reference No SD-031208-B2E90

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Incorporation of new subsidiary - Sime Darby Motor Group (NZ) Limited

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that Sime Darby Motor Group (NZ) Limited ("SDMG") was incorporated on 8th December 2003 under the New Zealand Companies Act 1993. The entire issued share capital of SDMG of NZ$100 is held by Sime Singapore Limited, a wholly- owned subsidiary of Sime Darby. The principal activity of SDMG will be investment holding.

The above acquisition is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 8th December 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: